July 12, 2024

Richard Bunch
Chief Executive Officer
TWFG, Inc.
1201 Lake Woodlands Drive, Suite 4020
The Woodlands, Texas 77380

       Re: TWFG, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 9, 2024
           File No. 333-280439
Dear Richard Bunch:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 3, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed July 9, 2024 Unaudited Pro Forma Financial Information, page 89

1. We note the presentation of columns for both transaction accounting adjustments and for offering adjustments. The information presented as "offering adjustments" would appear to be representative of "transaction accounting adjustments" pursuant to
Article 11 of
       Regulation S-X. Please revise the disclosures to adequately reflect and label the pro forma adjustments within an individual column in accordance with Article 11 of Regulation S-
       X.
Notes to Unaudited Pro Forma Consolidated and Combined Statements of Operations, page 93

2. Please tell us and revise the disclosures to address how the effective income tax rate of
       3.5%, which is reflective of U.S. federal, state and local income taxes, was determined.
 July 12, 2024
Page 2

Principal Stockholders, page 165

3. Please identify the natural persons who have voting or dispositive power with respect to
       GHC Woodlands Holdings, Inc.
       Please contact John Spitz at 202-551-3484 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact
Madeleine Joy Mateo at 202-551-3465 or James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Rob Shearer, Esq.